UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Kalobios Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

48344T209
(CUSIP Number)

David Moradi 379 West Broadway New York, New York 10012
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48344T209

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Moradi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

400,000

8.	SHARED VOTING POWER

178,210

9.	SOLE DISPOSITIVE POWER

400,000

10.	SHARES DISPOSITIVE POWER	[_]

178,210

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

578,210

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.02%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	48344T209

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthion Partners II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

178,210

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

178,210

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

178,210

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.32%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	48344T209

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of KaloBios Pharmaceuticals, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 442 Littlefield Avenue, South San Francisco, CA, 94080.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Anthion Partners II LLC ("Anthion"), a Delaware limited liability company, and (ii) David Moradi ("Mr. Moradi"), a United States citizen (collectively, the "Reporting Persons").

Mr. Moradi's present principal occupation or employment is acting as a private investor. Anthion is a private investment vehicle. The principal business address of Mr. Moradi and Anthion is 379 West Broadway, New York, NY 10012. Mr. Moradi is the Managing Member of Anthion and, as such, is in the position to determine the investment and voting decisions made by Anthion.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the shares of Common Stock beneficially owned by the Reporting Persons came from the working capital of Anthion.  On each of December 10, 2015 and December 16, 2015, 200,000 shares of the Common Stock were transferred from Anthion's account to Mr. Moradi's account and comprise his direct ownership.

Item 4.	Purpose of Transaction.

Mr. Moradi is a director of the Issuer.

The Reporting Persons do not have any agreement or understanding with any other person relating to the acquisition, holding, voting or disposition of securities of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, Mr. Moradi may be deemed to be the beneficial owner of 578,210 shares of Common Stock or 14.02% of the shares of the Common Stock of the Issuer, based upon the 4,123,921 shares of Common Stock outstanding as of August 7, 2015, as set forth in the Quarterly Report on 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer on August 10, 2015.

As of the date hereof, Anthion may be deemed to be the beneficial owner of 178,210 shares of Common Stock or 4.32% of the shares of the Common Stock of the Issuer, based upon the 4,123,921 shares of Common Stock outstanding as of August 7, 2015, as set forth in the Quarterly Report on 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer on August 10, 2015.

Mr. Moradi has the sole power to vote or direct the vote of 400,000 shares of Common Stock and the shared power to vote or direct the vote of 178,210 shares of Common Stock.

Mr. Moradi has the sole power to dispose or direct the disposition of 400,000 shares of Common Stock and the shared power to dispose or direct the disposition of 178,210 shares of Common Stock.

Anthion has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 178,210 shares of Common Stock.

Anthion has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 178,210 shares of Common Stock.

On December 16, 2015, Anthion acquired 3,410 shares of Common Stock in connection with a private placement of the Issuer's securities.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2015
(Date)

ANTHION PARTNERS II LLC
By:	/s/ David Moradi
David Moradi, Managing Member

DAVID MORADI
/s/ David Moradi

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated December 18, 2015, relating to the Common Stock, par value $0.001 of Kalobios Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

December 18, 2015
-----------------------
(Date)

ANTHION PARTNERS II LLC
By:	/s/ David Moradi
David Moradi, Managing Member

DAVID MORADI
/s/ David Moradi